October 10, 2024

Christian Behrenbruch
Managing Director and Group Chief Executive Officer
Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne, Victoria 3051, Australia

       Re: Telix Pharmaceuticals Limited
           Draft Registration Statement on Form 20-F
           Submitted September 13, 2024
           CIK No. 0002007191
Dear Christian Behrenbruch:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F
Item 4. Information on the Company
B. Business Overview
Our Product Pipeline, page 96

1. We note your inclusion of TLX007 in your product pipeline table. Please revise your disclosure accompanying your pipeline table to clarify, if true, that TLX007 is an extended stability version of Illuccix. Alternatively, please advise. October 10, 2024
Page 2
Glioma and LAT1/LAT2, page 100

2.     Please provide the basis for the statement on pages 100 and 117 that
TLX102
       demonstrated a    favorable efficacy and safety profile.    To the
extent that this claim is
       based on management's belief, please so state.
Bone Metastases and Pain Palliation, page 102

3. We note your claim that TLX090 has improvements in formulation and manufacturing that enabled it to demonstrate fewer impurities, lower toxicity, lower
       costs and expanded availability in early clinical trials as compared to Quadramet . To the extent that this statement is not based on head-to-head clinical trial data, please remove it.
Intellectual Property, page 128

4. Please revise your Intellectual Property section starting on page 128 to disclose all jurisdictions where you have patent applications for each of your patent families.

       Please contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Craig Hilts